SICHENZIA ROSS FRIEDMAN FERENCE LLP
1065 AVENUE OF THE AMERICAS NEW YORK NY 10018
TEL 212 930 9700 FAX 212 930 9725 WEB WWW. SRFF.COM

April 24, 2007

BY FACSIMILE AND
EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Hugh Fuller, Esq.
Mail Stop 4561

Re:	USTelematics, Inc. (the “Company”) Registration Statement on Form SB-2 File No. 333-140129 (the “Registration Statement”)

Dear Mr. Fuller:

We are writing on behalf of the Company in response to a letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of April 4, 2007 containing comments on the Company’s registration statement on Form SB-2. Specifically, this letter addresses Comment No. 1 relating to the size of the proposed resale offering relative to the size of the number of shares held by non-affiliates. This letter does not address any of the other comments in the Staff’s letter. Responses to those comments will be submitted by separate letter and by amendment to the Registration Statement.

A brief history of the Company and a description of the transactions giving rise to the Company obligation to file the Registration Statement follow.

Company Background

The Company is in the development stage and was incorporated in October 2005 for the purpose of engaging in the research, development, manufacturing and marketing of proprietary broadband telecommunications and electronic entertainment products for use in moving vehicles.

To date the Company has focused its efforts on: (i) securing Asian and domestic sources for supply of parts and components for its satellite antenna products; (ii) securing supply of a range of video monitors and other accessories required for installation of its satellite products; (iii) the initial build-out of its headquarters facilities; and (iv) seeking agreements to resell electronic services in association with its hardware products. As disclosed in the Registration Statement, agreements have been reached for the resale of certain services provided by Verizon, Sprint and Dish Network. The Company has also developed the proprietary voice synthesis user interface software for its automotive PC products
In October 2006, the Company’s Common Stock became registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as a result of which the Company became required to make periodic and other filings under the Exchange Act. Nevertheless, at the present time, the Company has only six stockholders and there is no public market for the Company’s securities. The Company has reached no understanding with any market maker to make application to have its securities included for quotation on the OTC Bulletin Board or the pink sheets.

As reported in the Company’s quarterly report on Form 10-QSB for the quarter ended February 28, 2007, as of April 10, 2007, the Company had 20,024,000 shares of common stock issued and outstanding. According to the principal stockholders table in the Registration Statement, approximately 19,400,000 shares are held by affiliates of the Company.

Financing Transactions

During the past 12 months, the Company has raised a total of approximately $5,065,000 in two debt transactions. The shares proposed to be included in the Registration Statement are issuable upon the conversion of the debt instruments issued in these two transactions, as follows:

April 2006 Financing

During April 2006, the Company consummated a bridge financing with 14 accredited investors (the “Bridge Investors”) for the sale and issuance of 10% secured debentures in the principal amount of approximately $1,500,000 due in October 2007 (the “April Debentures”).

Under the terms of the subscription agreement, the April Debentures were exchangeable for debt instruments to be issued at the time of the completion of a “Qualified Financing,.” The notes to be issued to the Bridge Investors in the exchange were to be identical to the notes to be issued to the investors in the Qualified Financing, except that the conversion price of the notes to be issued to the bridge investors would be 25% lower than the other notes.

December 2006 Financing

On December 12, 2006, the Company consummated the Qualified Financing through a securities purchase agreement with a group of accredited investors (the “Second Round Investors,” and together with the Bridge Investors the “Investors”) for the issuance of its 9% Senior Secured Convertible Debentures in the principal amount of $3,565,000 (the “December Debentures,” together with the April Debentures, the “Debentures”). The Debentures mature two years from the date of issuance.

All amounts due under the Debentures may be converted at any time, in part or in whole, at the written election of the holder thereof, into shares of our common stock at a fixed conversion price of $0.50. No conversions may take place if it would cause a holder of the Debentures to become the beneficial owner of more than 4.99% of the outstanding shares of our common stock, which limitation is subject to waiver by an investor upon 61 days prior written notice to the Company (the “Ownership Cap”).

The Company also issued to the Second Round Investors Class A Warrants to purchase 7,130,000 shares of our common stock at $0.55 per share and Class B Warrants to purchase 3,565,000 shares of Common Stock at $0.75 per share. All warrants are exercisable for a period of five years.

All parties agreed that the issuance of the Debentures constituted a Qualified Financing. Therefore, at the time of the issuance of the December Debentures, the Company exchanged the April Debentures held by the Bridge Investors for December Debentures that may be converted at a fixed conversion price of $0.375 per share (the “Exchange Debentures”).

The Company also issued to the Bridge Investors Class A Warrants to purchase 4,259,726 shares of the Company’s common stock at $0.55 per share and Class B Warrants to purchase 2,129,863 shares of common stock at $0.75 per share. In addition, they received five-year warrants to purchase an aggregate of 1,064,932 shares of common stock of the Company at $.375 per share.

Registration Rights

In connection with the sale and issuance of the December Debentures, the Company entered into a registration rights agreement with the Bridge Investors and the Second Round Investors (the “Registration Rights Agreement”) requiring the Company to include the shares issuable upon conversion of the Debentures in a registration statement to be filed in reliance upon Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”).

The Registration Rights Agreement provides for significant liquidated damage payments to the Investors of cash or shares of registered common stock (at the Company’s option) if the Registration Statement is not declared effective within 120 after the issuance date of the December Debentures.

Analysis

Rule 415(a)(1)(i) promulgated under the Securities Act provides that securities may be registered for a continuous offering provided that the securities “are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” In the Staff’s Manual of Publicly Available Telephone Interpretations, Securities Act Section 415, no. D.29 (July 1997) (“Interpretation D.29”), the Staff sets forth the conditions under which a secondary offering may be deemed essentially an indirect primary offering.

Specifically, the Staff stated that the determination whether an offering is a primary or a secondary is a difficult factual one that includes consideration of the following questions:

•	Who receives the proceeds;

•	How long the shareholders have held the shares;

•	Under what circumstances did they receive the shares;

•	Their relationship to the issuer;

•	Whether the sellers are in the business of underwriting securities;

•	The amount of shares involved; and

•	Whether under all the circumstances it appears that the seller is a conduit for the issuer.

Some of the arguments made in this letter were made previously in our letter dated March 14, 2007 in response to the Staff’s comment on the Registration Statement. For purposes of analyzing the set of circumstances in its entirety, some of those arguments may be repeated herein in whole or in part.

•
Who receives the proceeds. All proceeds from the proposed sale of the shares under the Registration Statement will inure to the benefit of the sellers thereof and not to the Company. Sales by or on behalf of the Company occurred at the time of the issuance of the April Debentures and the December Debentures in two private placements pursuant to a securities purchase agreement with the Investors, each of which was exempt from registration under Sections 4(2) and 4(6) of the Securities Act and Rule 506 thereunder. Each of these completed private placements constituted a primary offering by the Company.

•
How long the shareholders have held the shares. Of the 11,389,724 shares of common stock that the Company is seeking to register on behalf of the selling stockholders, 4,349,755 shares underlie the April Debentures. As noted above, the Bridge Investors exchanged their securities for December Debentures. Nevertheless, they are deemed to have held their Debentures for a year, thereby evidencing clear investment intent and the assumption of investment risk. These investors would have been eligible to start the sale of a portion of their holdings under Rule 144 promulgated under the Securities Act but for the fact that in the absence of a trading market for the Company’s securities, Rule 144 is not available to those sellers at the present time. The Second Round Investors have now held their securities for more than four months.

•
Under what circumstances did they receive the shares. The shares proposed to be included in the Registration Statement are issuable upon conversion of the Debentures in two arms’ length transactions. The Debentures were paid for in full at the time of the completion of the transactions pursuant to valid exemptions from registration. Each of the transactions has fully come to rest. In addition, both the Bridge Investors and the Second Round Investors assumed the high risk inherent in these two transactions. Not only did they assume the risk of non-registration of the securities, they also exposed themselves to the additional risk of the non-existence of a trading market for the Company’s securities as long as no market maker agrees to make a market in the Company’s securities, something that is unlikely to occur until such time that the Company significantly expands it stockholder base. There can be no assurance that such expansion will be accomplished any time soon.

•
Their relationship to the issuer. None of the Investors has any control relationship with the Company through board representation, voting rights or otherwise. As a result, none of the Investors has any ability directly or indirectly to control the actions of the Company either by contract or through management or the exercise of voting rights, and they have no special access to material non-public information concerning the Company. Although two of the institutional investors might be deemed greater than 10% stockholders (Longview Fund with 7,500,000 shares, or 27.2%, and Alpha Capital with 4,452,374 shares, or 18.2%), under the terms of the Debentures, none of the Investors can own more than 4.9% of the outstanding common stock, computed in accordance with the beneficial ownership rules of Section 13(d) of the Exchange Act. This provision may be waived by the Investors upon 61-day prior notice (and then only up to 9.9%). It is well settled case law that such restrictions are legally effective to prevent the holder from being considered an affiliate of the issuer pursuant to the beneficial ownership rules set forth in Rule 13d-3 of the Securities Exchange Act of 1934. The Commission has always been a strong supporter of this position, See: Amicus Brf. of Sec. Exc. Comm., in Levy v. Southbrook Int’l Invs., Ltd.., 263 F.3d 10 (2d Cir. 2001). Within that Brief we note the discussion cited by the Commission at p.9-10, in reference to the district court case, The court was confident that Section 16(b) “was not intended to reach this hypothetical investor” because such an interpretation “would extend the statute’s sweep beyond those with insider power and information”(emphasis added). Although the Company’s concern does not relate to Section 16(b), the importance of the position that such holders do not possess insider control is equally applicable. Similar case law with respect to the applicability of ownership caps can be found for Rule 13d-3. See e.g. Global Intellicom, Inc. v. Thomson Kernaghan et. al., Fed. Sec. L. Rep. (CCH) ¶90,534 (U.S.D.Ct S.D.N.Y 1999).

•
Whether the sellers are in the business of underwriting securities. Of the 11,389,724 shares proposed to be included in the Registration Statement, 3,240,204 shares are held by individual investors or their personal trusts and retirement plans (note that all of these shares relate to the April Debentures). None of these investors are in the business of underwriting securities, and, except for two persons, none of the individuals may be deemed to own in excess of 5% of the Company’s securities, again subject to the Ownership Cap. With respect to the various entities that were among the Investors, although the Company believes that they are frequent investors in companies, it has no knowledge that they routinely act as underwriter of securities. Moreover, the Company has no understanding with any of the Investors to act as underwriter on its behalf or otherwise be a conduit for it.

•
The amount of shares involved. The Company is proposing to include 11,389,724 shares of common stock in the Registration Statement. The Company has issued and outstanding 20,024,000 shares of which approximately 19,400,000 shares are held by affiliates of the Company. The number of shares to be registered includes 4,349,755 shares underlying the April Debentures (including 3,240,204 shares held by individual investors). Because the shares underlying the April Debentures relate to an investment that has been held for a year, and 3,240,204 of those shares are held by individual investors, we strongly believe that those shares should be disregarded when calculating the total amount that may be included in the Registration Statement under Rule 415.

•
Whether under all the circumstances it appears that the seller is a conduit for the issuer. In addition to the arguments made above, we do not believe that the proposed offering is one the Staff had in mind when it invoked Rule 415 to express its objection to so-called PIPE transactions by micro-cap companies, when those transactions are found to be abusive. First, the Company’s securities are not currently trading. The Company has six stockholders and no market maker has been identified. Moreover, there can be no assurance that any such market will emerge in the near future, if at all. Therefore, the Company is more like a privately held entity than a public company, notwithstanding the Company’s reporting obligations under the Exchange Act. Second, because the Company has only six stockholders, its situation is more akin to a reverse merger transaction, where investors may have difficulty causing their securities to be registered because of the very small public float. The Staff has expressed that unusual fact patterns such as reverse merger situations merit special consideration when deciding issues arising under Rule 415.

Our Proposal

In light of the foregoing, we strongly believe that the Company should be permitted to proceed with the Registration Statement leaving intact the number of shares included therein. Nevertheless, we acknowledge the Staff’s concern regarding PIPE transactions, and the Company therefore proposes the following cause of action:

Disregard 4,349,755 shares for the purpose of determining eligibility to use Rule 415, representing the shares issuable upon the April Debentures	4,349,755

Take 20% of the total issued and outstanding shares	4,004,800

Total to be Included in Registration Statement	8,354,555

Conclusion

For the technical reasons set forth above, we believe that the proposed offering does not violate the Staff’s guidance in Interpretation D.29 and that it does not constitute a primary offering. In addition, we believe that based on policy grounds and principles of fundamental fairness, the Staff should permit the Company to proceed with the Registration Statement.

As discussed above under Company Background, the Company was created in October 2005 for the purpose of engaging in the research, development, manufacturing and marketing of proprietary broadband telecommunications and electronic entertainment products for use in moving vehicles. For the first six months it struggled along for lack of funding, surviving primarily because of the unpaid efforts and financial contribution of its founders, in particular Howard Leventhal. In the spring of 2006, the Company was required to find outside sources of financing since the founders had depleted their personal resources to finance the Company’s operations. To wit, since inception in October 2005, Mr. Leventhal has personally contributed approximately $860,000 through the assignment to the Company of a patent application co-owned by him that was valued at $930,000 by an independent valuation firm. The Company regards the two financing rounds that were completed during 2006 as a legitimate way to grow its business in an organic way.

A refusal on the part of the Staff to let the Registration Statement go effective will lead to significant liquidated damages under the Registration Rights Agreement and a default under the Debentures. In the absence of additional funding, this will ultimately lead to the Company’s demise. We do not believe that it is the intent of the Staff to cause the Company’s failure in light of the Commission’s mission to protect investors, maintain fair, orderly, and efficient markets, and facilitate capital formation. None of these purposes are served by letting a small innovative high-tech company bleed to death.

We believe that our proposal accommodates the Staff’s concern while allowing the Company to move forward with its business development.

We would welcome the opportunity to meet with the Staff in person to explain in greater detail why the Registration Statement should be declared effective in accordance with our proposal and the Company should be permitted to move forward with its business.

Please contact the undersigned at 212-981-6766 with any questions or comments you may have with respect to the foregoing.

Very truly yours,

/s/ Louis A. Brilleman
Louis A. Brilleman